Part III: ***Manner of Operations***

    Item 22: Clearance and Settlement

a. *Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).*

IBKR is a member of the National Securities Clearing Corporation ("NSCC") and The Depository Trust Company ("DTC"). As a general matter, IBKR becomes a counterparty to each side of any transaction executed on the ATS and, unless the subscriber's account is custodied by IBKR, submits IBKR's side of the transaction to the NSCC or DTC for clearance and settlement, with the legal obligation for settlement of the transaction transferring from IBKR to NSCC once NSCC has validated the submitted transaction.

Where a subscriber's account is custodied by IBKR, IBKR will clear and settle transactions on the subscriber's behalf by debiting and crediting internal records. Institutional (non-broker-dealer) subscribers custodied at another broker-dealer (i.e., not at IBKR) may settle transactions via DVP accounts. Where a broker-dealer subscriber self-clears or clears through another clearing member (i.e., not through IBKR), IBKR will submit the trade to NSCC for clearance and settlement ~~pursuant to any QSR arrangement between IBKR and the clearing member~~**in accordance with an authorized and bilaterally agreed-to NSCC process**.

b. *Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?*

    ☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

See the response to subpart 22(a) above.